SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XENITH BANKSHARES, INC.

(Name of Issuer)

COMMON STOCK

(Title of class of securities)

98410X105

(CUSIP Number)

Scott A. Reed

2000 McKinney Avenue, Suite 820

Dallas, Texas 75201

Telephone No. (214) 740-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Peter G. Weinstock, Esq.

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202

(214) 979-3000

December 22, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP NO. 98410X105	13D	Page 2 of 24 Pages

1	NAME OF REPORTING PERSONS BankCap Equity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,436,500 (includes 391,500 warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,436,500 (includes 391,500 warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,436,500 (includes 391,500 warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1%
14	TYPE OF REPORTING PERSON (see instructions) OO - limited liability company

CUSIP NO. 98410X105	13D	Page 3 of 24 Pages

1	NAME OF REPORTING PERSONS Palmer P. Garson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,710 (includes 2,610 warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 28,710 (includes 2,610 warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,710 (includes 2,610 warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 4 of 24 Pages

1	NAME OF REPORTING PERSONS Brian D. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,436,500 (includes 391,500 warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,436,500 (includes 391,500 warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,436,500 (includes 391,500 warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 5 of 24 Pages

1	NAME OF REPORTING PERSONS T. Gaylon Layfield, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 156,600 (includes 69,600 warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 156,600 (includes 69,600 warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,600 (includes 69,600 warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 6 of 24 Pages

1	NAME OF REPORTING PERSONS Malcolm S. McDonald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,850 (includes 4,350 warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 47,850 (includes 4,350 warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,850 (includes 4,350 warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 7 of 24 Pages

1	NAME OF REPORTING PERSONS Robert J. Merrick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,140 (includes 1,740 warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,140 (includes 1,740 warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,140 (includes 1,740 warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 8 of 24 Pages

1	NAME OF REPORTING PERSONS Scott A. Reed
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,436,500 (includes 391,500 warrants)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,436,500 (includes 391,500 warrants)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,436,500 (includes 391,500 warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 9 of 24 Pages

1	NAME OF REPORTING PERSONS Mark B. Sisisky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,280 (includes 3,480 warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 38,280 (includes 3,480 warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,280 (includes 3,480 warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 10 of 24 Pages

1	NAME OF REPORTING PERSONS Wellington W. Cottrell, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,320 (includes 13,920 warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 31,320 (includes 13,920 warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,320 (includes 13,920 warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 11 of 24 Pages

1	NAME OF REPORTING PERSONS Ronald E. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,660 (includes 6,960 warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,660 (includes 6,960 warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,660 (includes 6,960 warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 12 of 24 Pages

1	NAME OF REPORTING PERSONS W. Jefferson O’Flaherty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,320 (includes 13,920 warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 31,320 (includes 13,920 warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,320 (includes 13,920 warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. 98410X105	13D	Page 13 of 24 Pages

1	NAME OF REPORTING PERSONS Thomas W. Osgood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,300 (includes 34,800 warrants)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 78,300 (includes 34,800 warrants)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,300 (includes 34,800 warrants)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, $1.00 par value per share (“Common Stock”), of Xenith Bankshares, Inc., a Virginia corporation (the “Issuer”) having its principal executive offices at 901 East Cary Street, Suite 1700, Richmond, Virginia 23219.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of BankCap Equity Fund, LLC, a Delaware limited liability company (“BankCap Equity Fund”), Palmer P. Garson, Brian D. Jones, T. Gaylon Layfield, III, Malcolm S. McDonald, Robert J. Merrick, Scott A. Reed, Mark B. Sisisky, Wellington W. Cottrell, III, Ronald E. Davis, W. Jefferson O’Flaherty and Thomas W. Osgood (collectively, the “Reporting Persons”).

(a) - (c) BCP Fund I Virginia Holdings, LLC, a Delaware limited liability company (“BCP Fund LLC”), is the direct beneficial owner of the shares of the Issuer’s Common Stock beneficially owned by BankCap Equity Fund. BankCap Partners Fund I, L.P., a Delaware limited partnership (“BankCap Partners Fund”), is the sole member of BCP Fund LLC. The general partner of BankCap Partners Fund is BankCap Partners GP, L.P., a Delaware limited partnership (“BankCap Partners GP”). The general partner of BankCap Partners GP is BankCap Equity Fund. Messrs. Jones and Reed are the managers of BankCap Equity Fund and share voting and investment control with respect to the shares of the Issuer’s Common Stock beneficially owned by BankCap Equity Fund. BankCap Equity Fund has its principal business and principal office located at 2000 McKinney, Suite 820, Dallas, Texas 75201. BankCap Equity Fund is a private equity firm that focuses on early stage banks across the United States. The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each director and manager of BankCap Equity Fund is set forth on Schedule A hereto, which is incorporated herein by reference.

The business address of Palmer P. Garson is 1210 East Cary Street, Richmond, Virginia 23219. The present principal occupation/employment of Ms. Garson is Managing Director of Cary Street Partners, LLC, a wealth management and investment banking company. Ms. Garson is a member of the Issuer’s Board of Directors.

The business address of Brian D. Jones is 2000 McKinney Avenue, Suite 820, Dallas, Texas 75201. The present principal occupation/employment of Mr. Jones is Principal and founding partner of BankCap Equity Fund. Mr. Jones is a member of the Issuer’s Board of Directors.

The business address of T. Gaylon Layfield, III is 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. The present principal occupation/employment of Mr. Layfield is President and Chief Executive Officer of the Issuer and Xenith Bank, the Issuer’s wholly-owned subsidiary (“Xenith Bank”). Mr. Layfield is also a member of the Issuer’s Board of Directors.

The business address of Malcolm S. McDonald is 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. Mr. McDonald is the Chairman and a member of the Issuer’s Board of Directors. Mr. McDonald is retired.

The business address of Robert J. Merrick is 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. Mr. Merrick is a member of the Issuer’s Board of Directors. Mr. Merrick is retired.

The business address of Scott A. Reed is 2000 McKinney Avenue, Suite 820, Dallas, Texas 75201. The present principal occupation/employment of Mr. Reed is Principal and founding partner of BankCap Equity Fund. Mr. Reed is a member of the Issuer’s Board of Directors.

The business address of Mark B. Sisisky is 7100 Forest Avenue, Suite 303, Richmond, Virginia 23226. The present principal occupation/employment of Mr. Sisisky is Managing Director of Caprin Asset Management, L.L.C., a registered investment advisor specializing in the management of fixed income portfolios. Mr. Sisisky is a member of the Issuer’s Board of Directors.

The business address of Wellington W. Cottrell, III is 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. The present principal occupation/employment of Mr. Cottrell is Executive Vice President and Chief Credit Officer of Xenith Bank.

The business address of Ronald E. Davis is 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. The present principal occupation/employment of Mr. Davis is Executive Vice President and Secretary of the Issuer, Executive Vice President of Xenith Bank and President of Xenith Bank’s Northern Virginia Region.

The business address of W. Jefferson O’Flaherty is 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. The present principal occupation/employment of Mr. O’Flaherty is Executive Vice President of Xenith Bank.

The business address of Thomas W. Osgood is 901 East Cary Street, Suite 1700, Richmond, Virginia 23219. The present principal occupation/employment of Mr. Osgood is Executive Vice President, Chief Financial Officer, Chief Administrative Officer and Treasurer of the Issuer and Xenith Bank.

(d) - (e) During the last five years, none of the Reporting Persons nor, to BankCap Equity Fund’s knowledge, any of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BankCap Equity Fund is a Delaware limited liability company. The citizenship of each director and manager of BankCap Equity Fund is set forth on Schedule A hereto. All of the Reporting Persons, other than BankCap Equity Fund, are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 12, 2009, First Bankshares, Inc., a Virginia corporation (“FBS”), and Xenith Corporation, a Virginia corporation (“Xenith”), entered into an Agreement of Merger and a related Plan of Merger, dated as of May 12, 2009 and as amended by Amendment No. 1, dated as of August 14, 2009, Amendment No. 2, dated as of October 15, 2009, Amendment No. 3, dated as of October 30, 2009, and Amendment No. 4, dated as of November 19, 2009 (collectively, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Xenith with and into FBS, with FBS being the surviving entity in the Merger.

Pursuant to terms of the Merger Agreement, one of the conditions to the completion of the Merger was the completion by Xenith of a private offering of its common stock resulting in gross proceeds available (which included both cash paid for shares of Xenith common stock along with conversion of amounts advanced for pre-Merger organizational expenses into shares of Xenith common stock) to Xenith at the effective time of the Merger of not less than $40.0 million. On June 26, 2009, Xenith sold an aggregate of 4,758,100 shares of its common stock at a price of $10.00 per share, resulting in gross proceeds to Xenith Corporation of $47.58 million. The shares were sold in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D under the Securities Act on a best-efforts basis through certain of Xenith’s directors and executive officers who did not receive any commission or other compensation in connection with these activities. The Reporting Persons purchased an aggregate of 3,840,000 shares of common stock of Xenith in its private placement. In addition, Xenith granted the Reporting Persons an aggregate of 624,000 warrants and 214,000 options to purchase an equal number of shares of Xenith common stock at an exercise price of $10.00 per share. The warrants are immediately exercisable and expire on May 7, 2019. The options will become exercisable in three equal annual installments beginning on the first anniversary of the completion of the Merger and expire on May 7, 2019.

Each purchaser of shares of Xenith common stock in its private offering was required to execute an investor rights agreement. Pursuant to the terms of the Investor Rights Agreement, dated as of June 26, 2009 (the “Original Agreement”), as amended by the First Amendment thereto, dated as of December 21, 2009 (the “First Amendment” and, collectively with the Original Agreement, the “Investor Rights Agreement”), BankCap Partners Fund and its affiliates and all of the former directors and executive officers of Xenith who became directors and executive officers of the Issuer and who purchased shares of Xenith in its private offering agreed to vote their shares of the Issuer’s Common Stock in favor of (1) one designee of BankCap Partners Fund for election to the Issuer’s Board of Directors for so long as BankCap Partners Fund or any of its affiliates is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, with respect to the Issuer and (2) one additional designee of BankCap Partners Fund for election to the Issuer’s Board of Directors for so long as BankCap Partners Fund and its affiliates own 25% or more of the outstanding shares of the Issuer’s Common Stock.

The Investor Rights Agreement also provides that BankCap Partners Fund and any other holder of 20% or more of the outstanding shares of Xenith common stock following completion of the Xenith private offering will have certain rights to require the Issuer to register for resale their shares of common stock under the Securities Act. All holders of Xenith common stock who purchased in its private offering will have the right to participate in these registered resale offerings, subject to reduction with BankCap Partners Fund and the 20% holders having priority over other former Xenith shareholders. The Issuer assumed the rights and obligations of Xenith under the Investor Rights Agreement by operation of law at the effective time of the Merger.

The Merger was effective on December 22, 2009. At the effective time of the Merger, FBS amended its articles of incorporation to, among other things, change its name to Xenith Bankshares, Inc.

Pursuant to the terms of the Merger Agreement, each share of Xenith common stock outstanding immediately prior to the effective time of the Merger, was cancelled and converted automatically into the right to receive 0.8700 shares of validly issued, fully paid and nonassessable shares of the Issuer’s Common Stock (the “Exchange Ratio”). Based on the Exchange Ratio, an aggregate of 4,139,547 shares of the Issuer’s Common Stock were issued to the former shareholders of Xenith in exchange for their shares of Xenith common stock. An aggregate of 3,340,800 of those shares were issued to the Reporting Persons. All fractional shares of the Issuer’s Common Stock that a Xenith shareholder would otherwise have been entitled to receive as a result of the Merger were aggregated and, if a fractional share resulted from such aggregation, such holder received, instead of the fractional share, an amount in cash equal to $9.23 multiplied by the fraction of a share of the Issuer’s Common Stock to which such holder would otherwise have been entitled.

In addition, pursuant to the terms of the Merger Agreement, the warrants and options to purchase shares of Xenith common stock previously granted to the Reporting Person were converted into an aggregate of 542,800 warrants and 186,180 options to purchase an equal number of shares of the Issuer’s Common Stock at an exercise price of $11.49 per share based on the Exchange Ratio.

The foregoing description of the Merger Agreement and the Investor Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the Merger Agreement and the Investor Rights Agreement, which are attached hereto as Exhibits 2, 3, 4, 5 and 6 and Exhibits 7 and 8, respectively, and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Xenith was originally envisioned to be a de novo Virginia state bank, and was formerly known as Xenith Bank (In Organization). However, with the dramatic changes in the banking landscape and capital markets in 2008 and continuing through 2009, Xenith Bank (In Organization) modified its approach from attempting to open as a de novo bank to seeking an established banking partner. On May 5, 2009, Xenith Bank (In Organization) amended its articles of incorporation to become Xenith Corporation. As noted in Item 3, on May 12, 2009, Xenith entered into the Merger Agreement with FBS. The Reporting Persons and their affiliates were directors, executive officers and significant shareholders of Xenith. Following the completion of the Merger, the Reporting Persons and their affiliates became directors, executive officers and significant shareholders of Xenith Bankshares. The information set forth in Item 3 is incorporated in this Item 4 by reference.

The Reporting Persons intend to hold for investment the shares of the Issuer’s Common Stock that they own and have no present plans to acquire additional shares, or to dispose of any shares, of the Issuer’s Common Stock, but reserve the right to buy or sell from time to time.

The Reporting Persons do not have any plans or proposals to engage in any extraordinary transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation, nor do they have any plans or proposals (1) to sell or transfer a material amount of the Issuer’s assets, (2) to make any material change in the present capitalization or dividend policy of the Issuer, (3) to change the board of directors or management of the Issuer, (4) to make any other material change in the Issuer’s business or corporate structure, (5) to make any change in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (6) to cause a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (7) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (8) any action similar to any of those described in this Item 4 (although the Reporting Persons reserve the right to develop such plans or proposals).

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own an aggregate of 3,883,680 shares of the Issuer’s Common Stock, consisting of 60.8% of such shares outstanding. For the aggregate number and percentage of the Issuer’s Common Stock owned by each Reporting Person, see Items 11 and 12 on the cover pages to this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission that, for the purposes of Section 13(d) or 13(g) of the Exchange Act, any of the Reporting Persons is the beneficial owner of the shares of the Issuer’s Common Stock beneficially owned by any of the other Reporting Persons.

(b) The aggregate number of shares as to which the Reporting Persons have:

(i) sole power to vote or to direct the vote — 3,883,6801

(ii) shared power to vote or to direct the vote — 3,436,5002

(iii) sole power to dispose of or to direct the disposition of — 3,883,6801

(iv) shared power to dispose of or to direct the disposition of — 3,436,5002

For the aggregate number of shares of the Issuer’s Common Stock as to which each of the Reporting Persons has the sole or shared power to vote or direct the vote or has the sole or shared power to dispose of or to direct the disposition of, see Items 7, 8, 9 and 10 on the cover pages to this Schedule 13D.

1	This amount includes an aggregate of 542,880 warrants to purchase an equal number of shares of the Issuer’s Common Stock at an exercise price equal to $11.49 per share. All of these warrants are immediately exercisable.

2	This amount includes an aggregate of 391,500 warrants to purchase an equal number of shares of the Issuer’s Common Stock at an exercise price equal to $11.49 per share. All of these warrants are immediately exercisable. Messrs. Jones and Reed share voting and investment power with respect to the shares of the Issuer’s Common Stock beneficially owned by BankCap Equity Fund. The resulting overlap in beneficial ownership has been eliminated in calculating the shares described in Items 5(a), (b)(ii) and (b)(iv) above.

(c) Except as described in Item 3 above, in the past 60 days, none of the Reporting Persons nor, to BankCap Equity Fund’s knowledge, any of the persons listed on Schedule A hereto has engaged in any transactions in the Issuer’s Common Stock.

(d) BankCap Partners Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all 3,436,500 shares described in Items 5(b)(ii) and (iv). The individual interest of BankCap Partners Fund relates to more than 5% of the class of securities for which this Schedule 13D is filed.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Schedule 13D is being filed on behalf of the Reporting Persons because they could be deemed to be a group for purposes of Rule 13d-1(c) and this Schedule 13D.

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between any such person and any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1.	Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

2.	Agreement of Merger and related Plan of Merger, dated as of May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on May 14, 2009).

3.	Amendment No. 1, dated as of August 14, 2009, to Agreement of Merger and related Plan of Merger, dated as of May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.1 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on August 14, 2009).

4.	Amendment No. 2, dated as of October 15, 2009, to Agreement of Merger and related Plan of Merger, dated as of May 12, 2009 and amended as of August 14, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.2 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on October 16, 2009).

5.	Amendment No. 3, dated as of October 30, 2009, to Agreement of Merger and related Plan of Merger, dated May 12, 2009 and amended as of August 14, 2009 and as of October 15, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.3 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on November 5, 2009).

6.	Amendment No. 4, dated as of November 19, 2009, to Agreement of Merger and related Plan of Merger, dated May 12, 2009 and amended as of August 14, 2009, as of October 15, 2009, and as of October 30, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.4 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on November 25, 2009).

7.	Investor Rights Agreement, dated as of June 26, 2009, among Xenith Corporation and the Investor Shareholders and Other Shareholders listed on Exhibit A thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on December 29, 2009).

8.	First Amendment to Investor Rights Agreement, dated as of December 21, 2009, among Xenith Corporation, BCP Fund I Virginia Holdings, LLC and the Holders listed on Exhibit A thereto (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on December 29, 2009).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 11, 2010

BANKCAP EQUITY FUND, LLC

By:	/S/ SCOTT A. REED	/S/ SCOTT A. REED
	Scott A. Reed, Managing Member	Scott A. Reed

	/S/ PALMER P. GARSON	/S/ MARK B. SISISKY
	Palmer P. Garson	Mark B. Sisisky

	/S/ BRIAN D. JONES	/S/ WELLINGTON W. COTTRELL, III
	Brian D. Jones	Wellington W. Cottrell III

	/S/ T. GAYLON LAYFIELD, III	/S/ RONALD E. DAVIS
	T. Gaylon Layfield, III	Ronald E. Davis

	/S/ MALCOLM S. MCDONALD	/S/ W. JEFFERSON O’FLAHERTY
	Malcolm S. McDonald	W. Jefferson O’Flaherty

	/S/ ROBERT J. MERRICK	/S/ THOMAS W. OSGOOD
	Robert J. Merrick	Thomas W. Osgood

EXHIBIT INDEX

Exhibit 1	Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

Exhibit 2	Agreement of Merger and related Plan of Merger, dated as of May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on May 14, 2009).

Exhibit 3	Amendment No. 1, dated as of August 14, 2009, to Agreement of Merger and related Plan of Merger, dated as of May 12, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.1 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on August 14, 2009).

Exhibit 4	Amendment No. 2, dated as of October 15, 2009, to Agreement of Merger and related Plan of Merger, dated as of May 12, 2009 and amended as of August 14, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.2 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on October 16, 2009).

Exhibit 5	Amendment No. 3, dated as of October 30, 2009, to Agreement of Merger and related Plan of Merger, dated May 12, 2009 and amended as of August 14, 2009 and as of October 15, 2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.3 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on November 5, 2009).

Exhibit 6	Amendment No. 4, dated as of November 19, 2009, to Agreement of Merger and related Plan of Merger, dated May 12, 2009 and amended as of August 14, 2009, as of October 15, 2009, and as of October 30 ,2009, between First Bankshares, Inc. and Xenith Corporation (incorporated herein by reference to Exhibit 2.2.4 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on November 25, 2009).

Exhibit 7	Investor Rights Agreement, dated as of June 26, 2009, among Xenith Corporation and the Investor Shareholders and Other Shareholders listed on Exhibit A thereto (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on December 29, 2009).

Exhibit 8	First Amendment to Investor Rights Agreement, dated as of December 21, 2009, among Xenith Corporation, BCP Fund I Virginia Holdings, LLC and the Holders listed on Exhibit A thereto (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K (File No. 000-53380) filed by Xenith Bankshares, Inc. on December 29, 2009).

Schedule A

Directors and Managers of BankCap Equity Fund, LLC

The following is a list of the directors and managers of the BankCap Equity Fund, LLC, setting forth the principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person. Unless otherwise indicated, all directors and managers are citizens of the United States of America.

Name	Position with BankCap Equity Fund, LLC	Principal Occupation/ Employment	Business/ Residence Address

Joseph M. Grant	Director	Banking	2000 McKinney Avenue, Suite 820 Dallas, Texas 75201

James H. Graves	Director	Management Consultant	8409 Pickwick Lane, PMB #429 Dallas, Texas 75225

William M. Isaac	Director	Chairman of LECG Global Financial Services (Bank Regulatory Consultant)	1209 Westway Drive Sarasota, Florida 34236

Brian D. Jones	Director and Manager	Principal and founding partner of BankCap Equity Fund, LLC	2000 McKinney Avenue, Suite 820 Dallas, Texas 75201

Scott A. Reed	Director and Manager	Principal and founding partner of BankCap Equity Fund, LLC	2000 McKinney Avenue, Suite 820 Dallas, Texas 75201

Exhibit 1

We, the undersigned, hereby express our agreement that the attached statement on Schedule 13D is filed on behalf of each of the undersigned.

January 11, 2010

BANKCAP EQUITY FUND, LLC

By:	/S/ SCOTT A. REED	/S/ SCOTT A. REED
	Scott A. Reed, Managing Member	Scott A. Reed

	/S/ PALMER P. GARSON	/S/ MARK B. SISISKY
	Palmer P. Garson	Mark B. Sisisky

	/S/ BRIAN D. JONES	/S/ WELLINGTON W. COTTRELL, III
	Brian D. Jones	Wellington W. Cottrell III

	/S/ T. GAYLON LAYFIELD, III	/S/ RONALD E. DAVIS
	T. Gaylon Layfield, III	Ronald E. Davis

	/S/ MALCOLM S. MCDONALD	/S/ W. JEFFERSON O’FLAHERTY
	Malcolm S. McDonald	W. Jefferson O’Flaherty

	/S/ ROBERT J. MERRICK	/S/ THOMAS W. OSGOOD
	Robert J. Merrick	Thomas W. Osgood